August 20, 2010

VIA EDGAR AND FEDERAL EXPRESS

Mr. Rufus Decker

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Form 10-K for Fiscal Year Ended December 31, 2009

Form 10-Q for Fiscal Quarter Ended July 4, 2010

Form 8-K filed August 3, 2010

File No. 1-14962

Dear Mr. Decker:

This letter is submitted on behalf of CIRCOR International, Inc. (the “Company,” “Circor,” “we,” “us,” or “our”) in response to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2009, Form 10-Q for fiscal quarter ended July 4, 2010 and Form 8-K filed August 3, 2010 (file No. 1-14962) as set forth in your letter dated August 11, 2010 addressed to Frederic M. Burditt (the “Comment Letter”).

For reference purposes, the text of the Comment Letter has been reproduced in italics herein with responses below for each numbered comment.

Mr. Rufus Decker

Division of Corporation Finance

Securities and Exchange Commission

August 20, 2010

2 of 5

Form 10-K for Fiscal Year Ended December 31, 2009

General

Comment No. 1

Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, including your interim filings if applicable.

Response to Comment No. 1

As requested, where a comment below requests additional disclosures or other revisions, where appropriate we show in our supplemental responses what the revisions will look like. These revisions will be included in future filings.

Notes to the Financial Statements

Note 2 - Summary of Significant Accounting Policies

Earnings (Loss) Per Common Share, page 55

Comment No. 2

We note your response to prior comment 13. In a similar manner to your response, please disclose that that the restricted stock units contain rights to nonforfeitable dividend equivalents. Please also disclose that there is no difference in the earnings per share amounts between the two class method and treasury stock method which is why you continue to use the treasury stock method.

Response to Comment No. 2

We acknowledge the Staff’s comment and will disclose in future filings that the restricted stock units contain rights to nonforfeitable dividend equivalents. We will also disclose that there is no difference in the earnings per share amounts between the two class method and the treasury stock method which is why we continue to use the treasury stock method.

Note 8 – Income Taxes, page 60

Comment No. 3

We note your response to prior comment 11. Your proposed disclosures state that you had a valuation allowance of $10.3 million at December 31, 2009 for the foreign tax credits, state operating losses, and state tax credits. Your table on page 60 which provides a breakdown of your deferred income tax liabilities and assets indicates that the total amount of deferred tax assets recorded for foreign tax credits, state operating losses, and state tax credits was only $8.8 million. It appears that a portion of the $10.3 million of valuation allowance may be related to other deferred income tax assets recorded. Please advise or revise your disclosures as necessary. Please show us in your supplemental response what the revisions will look like.

Mr. Rufus Decker

Division of Corporation Finance

Securities and Exchange Commission

August 20, 2010

3 of 5

Response to Comment No. 3

We acknowledge the Staff’s comment and submit that our future filings will contain the discussion of Income Taxes substantially as follows:

The Company has a net foreign deferred tax liability and a domestic deferred tax asset. With regard to the deferred tax assets, we maintained a total valuation allowance of $10.3 million at December 31, 2009. We had foreign tax credits of $8.0 million, state net operating losses of $8.7 million and state tax credits of $0.8 million. The foreign tax credits, if not utilized, will expire in 2015. The state net operating losses and state tax credits, if not utilized, will expire between 2020 and 2029. We had valuation allowances of $10.3 million and $9.1 million at December 31, 2009 and 2008, respectively, for the foreign tax credits, state operating losses, and state tax credits. The $10.3 million valuation allowance as of December 31, 2009 is primarily comprised of $8.8 million related to net operating loss and credit carry-forwards and $1.5 million related to state income tax benefits. The state income tax benefit amount of $1.5 million is included in the $33.3 million accrued expenses line item in the deferred income tax liabilities and assets table. The Company has had a history of domestic taxable income, is able to avail itself of federal tax carryback provisions, has future taxable temporary differences and is forecasting future domestic taxable income. We believe that after considering all of the available objective evidence, it is more likely than not that the results of future operations will generate sufficient taxable income for the Company to realize the remaining deferred tax assets.

Form 10-Q for Fiscal Quarter Ended July 4, 2010

General

Comment No. 4

Please address the above comments in your interim filings as well.

Response to Comment No. 4

We acknowledge the Staff’s comment and will be responsive to the above comments from the Staff in future interim filings, as applicable.

Form 8-K Filed August 3, 2010

General

Comment No. 5

We note your response to prior comment 18. Compliance and Disclosures Interpretation 102.03, which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm, indicates that it is not appropriate to state that a charge or gain is non-recurring, infrequent or unusual if the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two

Mr. Rufus Decker

Division of Corporation Finance

Securities and Exchange Commission

August 20, 2010

4 of 5

years. In this regard, please change the description of these adjustments unless you determine that the nature of the charge or gain is not reasonably likely to recur within two years or there has not been a similar charge or gain within the prior two years. Please show us in your supplemental response what the revisions will look like.

Response to Comment No. 5

We acknowledge the Staff’s comment and will modify our statement of operations in future filings to include, when appropriate, a separate line item entitled “Impairment charges”. An example of the nature of the changes we will make to the future presentation of our statement of operations is provided below for “Operating Income (Loss)” for the years ended December 31, 2008 and December 31, 2009.

	Years Ended December, 31 (in thousands)
	2009	2008
Net revenues	$642,622	$793,816
Cost of revenues	448,043	541,519

GROSS PROFIT	194,579	252,297
Selling, general and administrative expenses	137,982	143,157
Asbestos charges, net	54,079	8,311
Impairment charges	485	141,297
Special charges (recoveries)	(1,678)	160

OPERATING INCOME (LOSS)	3,711	(40,628)

Notes to Financial Statements and other related tabular and narrative disclosures will be modified as appropriate to specifically identify “Impairment charges”.

Comment No. 6

We remind you that Item 101(a)(1) of Regulation G defines a non-GAAP financial measure as a numerical measure of historical or future financial performance, financial position or cash flows that excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP. You disclose that you expect earnings for the third quarter of 2010, excluding special charges and Leslie asbestos and bankruptcy charges, to be in the range of $0.50 to $0.60 per diluted share. This appears to be a non-GAAP financial measure. Please provide the disclosures required by Item 100(a) of Regulation G. Please show us in your supplemental response what the revisions will look like.

Response to Comment No. 6

We acknowledge the Staff’s comment and will include a reconciliation to a comparable GAAP measure for our expected adjusted earnings per share in our future earnings releases. We submit that our future earnings releases will contain a reconciliation substantially as provided below.

Mr. Rufus Decker

Division of Corporation Finance

Securities and Exchange Commission

August 20, 2010

5 of 5

Expected Third Quarter 2010 Adjusted Earnings per share GAAP reconciliation

		Low	High
Expected ADJUSTED EARNINGS PER SHARE [EPS EXCLUDING SPECIAL CHARGES AND LESLIE ASBESTOS AND BANKRUPTCY CHARGES, NET OF TAX]		$0.50	$0.60
LESS:	Expected Special charges (recoveries), net of tax impact on EPS	$0.00	$0.00
	Expected Leslie asbestos and bankruptcy charges (recoveries), net of tax impact on EPS	$0.15	$0.15

Expected EARNINGS PER COMMON SHARE (Diluted)		$0.35	$0.45

If you should have any questions concerning the enclosed matters, please contact the undersigned at 781-270-1210 or by facsimile at 781-270-1286.

Very truly yours,

/s/ Frederic M. Burditt
Frederic. M. Burditt
Vice President, Chief Financial Officer and Treasurer

Cc:	Andrew H. Goodman, Goodwin Procter LLP